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SEC 1815
(11-2002)
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of **November, 2004**

Commission File Number **29606**

SHARPE RESOURCES CORPORATION.
(Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...**X**..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..**X**... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- **4009**

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Sharpe Resources Corporation
(Registrant)
By:**\s\ Roland M. Larsen**
(Signature)*

Date: May 16, 2005   **President & CEO**

* Print the name and title of the signing officer under his signature.

SHARPE RESOURCES ANNOUNCES GRANT OF OPTIONS

NEX-SHO.H
OTC:BB- SHGPF

FOR IMMEDIATE RELEASE

HEATHSVILLE, VA, MAY 16, 2005. SHARPE RESOURCES CORPORATION, (Sharpe, or the "Company") announces that it has granted options to purchase 480,000 commons shares of the Company to directors. The options are exercisable at $0.10 and expire on May 16, 2010. The grant of options is subject to regulatory approval.

NEX does not accept responsibility for adequacy or accuracy of this press release

Sharpe Resources Corporation cautions that the statements made in this press release and other forward looking statements made on behalf of the Company may be affected by such other factors including, but not limited to market volatility, competition, and other risks detailed herein and from time to time in the Securities and Exchange Commission filings of the Company.

For More Information
Please Call 804-580-8107 or Fax 804-580-4132

Sharpe Resources shares are traded on the TSX-NEX symbol SHO.H and US-OTC:BB symbol: SHGPF
Visit our website at http://www.sharpe-resources.com